

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Josep Bassaganya-Riera
Chairman, President and Chief Executive Officer
Landos Biopharma, Inc.
1800 Kraft Drive, Suite 216
Blacksburg, VA 24060

> **Re: Landos Biopharma, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 1, 2020**
> **CIK No. 0001785345**

Dear Dr. Bassaganya-Riera:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 1, 2020

Prospectus Summary
Overview, page 1

1. We note your response to prior comment 1 and continue to object to your statements that you are focused on developing "first-in-class" therapeutics and that your therapeutics are potentially "first-in-class." The qualifiers "if effective and approved" and "whereby our product candidates use unique and new mechanisms of action" do not address our concerns that "first-in-class" continues to imply (i) that your product candidates will be effective and (ii) your product candidates are likely to be the first treatments available, neither of which is appropriate at this stage of development. Please revise your registration statement to remove the phrase "first-in-class."

You may state, if accurate, that your product candidates are the first orally administered therapeutics to target the LANCL2, NLRX1 and PLXDC2 pathways for the treatment of the various indications described in the prospectus. However, you may not state or imply that your product candidates will be the first products in this class available.

Our portfolio, page 3

2.   We note your response to prior comment 3 and updated disclosure and reissue in part. Please remove the "ongoing/completed" language from your pipeline chart and adjust the length of the bars to reflect whether studies or a trial is ongoing or has been completed. For example, for product candidates that are currently in a Phase I trial, you may extend the bar to the middle of the Phase I trial column, but not to the end.

We further note the distinction in your chart between "preclinical" and "IND-enabling" studies. As "IND-enabling" studies are preclinical, please revise your table to eliminate the distinction between the preclinical and IND-enabling studies and show preclinical only.

Our strengths, page 5

3.   We note your response to prior comment 7. Please revise your disclosure throughout the document where the term "significant unmet medical need" is used to clarify that you have not yet had conversations with the FDA regarding fast track designation or priority review for your product candidates.

Our strategy, page 6

4.   We note your response to prior comment 4. Your response supports the statements that you believe you are a leader in developing immunometabolic product candidates for IBD and understanding the immune effects of the LANCL2 pathway. However, your response does not support the claim that you are a leader in the broader field of immunometabolism, please revise your disclosure to remove this claim.

5.   We note your response to prior comment 5 and reissue the comment. Your prospectus continues to state that you intend to "rapidly advance" your product candidates and to "accelerate" the discovery and development of therapeutics for autoimmune diseases. Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

Business
Our Portfolio, page 89

6.   Please remove the new pipeline graphic that you have inserted at the end of "Our portfolio" introduction. The graphic assumes regulatory approvals which may or may not

Josep Bassaganya-Riera
Landos Biopharma, Inc.
September 15, 2020
Page 3

be granted and that the data from your preclinical studies and clinical trials will permit
you to further progress each of your product candidates.

Our strengths, page 93

7.   We note your statement that no dose-limiting toxicities have been observed in doses up to
7-fold higher than the currently proposed therapeutic dose for BT-11 in completed clinical
trials. The prospectus only references one completed clinical trial of BT-11. Please update
your disclosure to describe any additional clinical trials of BT-11 that have been
completed or revise your statement to clarify that only one trial of BT-11 has been
completed.

Foundations of the LANCE platform, page 100

8.   We refer to prior comment 13 and note that the graphic you have added at the top of page
100 continues to state that your therapeutic candidates have improved safety profiles.
Please remove any disclosure stating or implying that your product candidates are safe as
that determination is within the authority of the FDA and comparable regulatory bodies.

Consolidated balance sheets, page F-3

9.   Please revise to only present the pro forma balance sheet as of June 30, 2020, the latest
balance sheet included in the filing. Also revise the footnote discussion on page F-8 as
appropriate.

        You may contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have
questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Eric Blanchard